AMENDMENT TO BYLAWS OF HOMETRUST BANCSHARES, INC.

Effective April 26, 2021, Article II, Section 12 of the bylaws of HomeTrust Bancshares, Inc. was amended to read as follows:

“Section 12. Age Limitation.

Except as set out in this section, a person who is 72 years of age or older shall not be eligible for election, re-election, appointment or re-appointment to the Board of Directors and shall also not be eligible to continue to serve as a director beyond the annual meeting of stockholders of the Corporation immediately following the director becoming 72 years of age.

Notwithstanding the above, the Board shall have the discretion to exempt a director who (a) was a director of the Corporation on June 30, 2016 and (b) is between 72 and 74 years of age, from mandatory retirement as a director until the next annual meeting of stockholders of the Corporation. The director being considered for an extension may not participate in the Board discussion or vote concerning such extension. Any director who desires to be considered for this exemption must submit a written request to the Secretary by the date set by the Board. This discretion may be exercised only upon a finding by the Board that such exemption is in the best interest of the Corporation based on the qualifications considered in the selection of directors.”